Exhibit 99.1

Today, I am pleased to announce that HF Sinclair Corporation (HF Sinclair) and Holly Energy Partners, L.P. (HEP) announced that we have entered into a definitive merger agreement for HF Sinclair to acquire all outstanding common units of HEP not owned by HF Sinclair or its affiliates in exchange for a combination of HF Sinclair common stock and cash. For more information regarding the details of the transaction, please find the press release here.

Upon closing, HEP will become a wholly-owned subsidiary of HF Sinclair and will no longer be a publicly traded partnership.

We expect the transaction to close in the fourth quarter of 2023, subject to the approval of HF Sinclair stockholders and HEP unitholders and the satisfaction of other customary closing conditions. Until the closing of the transaction, it is business as usual for HF Sinclair and HEP.

As I mentioned in the recent quarterly update, our midstream segment is core to our business. Together with our refining and marketing segments, I believe our business will be stronger and have greater potential. We believe this transaction will simplify our business and further support the integration and optimization efforts to unlock the full potential of the HF Sinclair portfolio. Thank you to the employees who have continued to support the HEP business. I know it’s a talented team who cares deeply about what they do, and I look forward to that work continuing.

Additional information will be provided to HEP employees as we work towards the closing of the transaction. During that time, please continue to operate safely.

I hope you join in my excitement as our organization continues to grow into this next chapter.

Tim